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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 5

                         Entertainment Properties Trust
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                            (Name of Subject Company)

                         Entertainment Properties Trust
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                      (Name of Person(s) Filing Statement)

         Common Shares of Beneficial Interest, par value $.01 per share
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                         (Title of Class of Securities)

                                    29380T105
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                      (CUSIP Number of Class of Securities)

                               Gregory K. Silvers
                         Entertainment Properties Trust
                                30 Pershing Road
                            Union Station - Suite 201
                           Kansas City, Missouri 64108
                                 (816) 472-1700
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       (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:
                                Steven B. Stokdyk
                               Sullivan & Cromwell
                       1888 Century Park East, Suite 2100
                          Los Angeles, California 90067
                            Telephone: (310) 712-6600

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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         This Amendment No. 5 amends and supplements the Solicitation /
Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on April 17, 2001, as amended (the "Schedule 14D-9") by Entertainment Properties Trust ("EPR"), relating to the partial tender offer by BRT Realty Trust to purchase up to 1,000,000 shares of EPR's common shares of beneficial interest, par value $.01 per share, at $18.00 per share. Capitalized terms used but not defined herein have the meanings ascribed to them in the
Schedule 14D-9.


ITEM 9.           EXHIBITS.

Exhibit No.                Description

(a)(5)(iv) Letter to shareholders of EPR dated April 27, 2001 (incorporated herein by reference to EPR's definitive additional materials on Schedule 14A filed with the SEC on April 27, 2001).

(a)(5)(v) Text of press release dated April 27, 2001 issued by EPR (incorporated herein by reference to EPR's definitive additional materials on Schedule 14A filed with the SEC on April 27, 2001).


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           /s/ David Brain
                                           David Brain
                                           President and Chief Executive Officer

April 27, 2001